FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Press Release dated April 26, 2004.
Exhibit 02 - Press Release dated April 28, 2004.

INDEX OF EXHIBITS

PRESS RELEASE

INVESTOR RELATIONS DEPARTMENT

ENERSIS will Release Its 1st Quarter 2004 Results on
Wednesday, April 28, 2004

You are cordially invited to participate in a conference call with management, to review First Quarter 2004 results for ENERSIS, on Thursday, April 29, 2004 . There will be a question and answer session following management's comments. Representing ENERSIS will be Mr. Alfredo Ergas, Chief Financial Officer and Mr. Ricardo Alvial, Chief Investments and Risks Officer.

Conference Call Information:
Date: Thursday, April 29, 2004
Time: 10:00 a.m. Eastern Time (10:00 a.m. Chilean Time)
Passcode I.D.:	71490794
Dial-In number Int:	1 (617) 786-4501
Dial-In number US:	1 (800) 901-5247

Replay Information:
Passcode I.D.:	33539484
Dial-In number Int:	1 (617) 801-6888
Dial-In number US:	1 (888) 286-8010

Please connect approximately 10 minutes prior to the scheduled start time. You can also access the live conference call and replay via its website at www.enersis.cl (please note that this is a listen only mode).

Should you have any other questions or had trouble accessing this email, please contact ENERSIS Investor Relations.

Best Regards,
ENERSIS Investor Relations Team

Ricardo Alvial
Chief Investments & Risks Officer
Phone: 56 (2) 353 4682

Susana Rey	Pablo Lanyi-Grunfeldt
Head of Investor Relations	Investor Relations
srm@e.enersis.cl	pll@e.enersis.cl
56 (2) 353 4554	56 (2) 353 4552

Matías Rodríguez	Francisco Luco
Investor Relations	Investor Relations
mra8@e.enersis.cl	fjlv@e.enersis.cl
56 (2) 353 4492	56 (2) 353 4555

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 1/1
Phone: 56 (2) 353 4682

INDEX OF EXHIBITS

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR THE FIRST QUARTER
ENDED MARCH 31, 2004

Highlights for the Period

  Net Income increased by US$ 58.2 million, from a loss of US$ 43 million in March 2003, to a profit of US$ 16 million in March 2004.
  Operating Income increased by 9.6% compared to March 2003, reaching US$ 257.6 million. This is mainly due to higher Operating Revenues of US$ 80 million.
  Interest Expense, net of Interest Income, decreased by US$ 20 million, or 13.7%, due to lower indebtedness.
  Physical sales in the generation business increased by 8.1%, from 11,881 to 12,842 GWh.
  Physical sales in the distribution business increased by 5.0%, from 12,333 to 12,948 GWh.
  As in previous quarters, labor productivity increased by 3.8%, from 1,412 to 1,466 clients per employee.
  Additionally, In our distribution business, we recorded an increase of 403 thousand clients or 4.0%, from 10,149 to 10,552 thousand customers.
  Additionally, Enersis prepaid debt for US$ 150 million of a syndicated loan and refinanced US$ 350 million on April 2004, under better conditions due to the solid financial situation of the Company.
  In our generation business in Chile, the node price increased by 18.8% in U.S. dollars. Additionally, due to an early start of the rainy season, Ralco dam started to be filled.
  Endesa Chile signed a syndicated loan agreement for US$ 250 million for a term of 3.5 years with a bullet repayment and a spread over Libor of 115 bps.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 1
Phone: 56 (2) 353 4682

PRESS RELEASE

Consolidated Results for the First Quarter 2004

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 2
Phone: 56 (2) 353 4682

PRESS RELEASE

Consolidated Results for the First Quarter 2004

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 3
Phone: 56 (2) 353 4682

PRESS RELEASE

Consolidated Results for the First Quarter 2004

General Information

(Santiago, Chile, April 28, 2004) Enersis (NYSE: ENI), announced today consolidated financial results for the first quarter, ended March 31, 2004. All figures are in both, US$ and Ch$, and in accordance to Chilean Generally Accepted Accounting Principles (GAAP) as shown in the standardized form required by Chilean authorities (FECU). Variations refer to March 31, 2003, and figures have been adjusted by the CPI variation between both periods, equal to 0.0%.

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of March 31, 2004, equal to US$ 1 = Ch$ 616.41, which compared to the exchange rate of US$ 1 = Ch$ 731.56, represents a Chilean peso appreciation of 15.7%.

The consolidation includes the following investment vehicles and companies,

        a) In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM Ltd. and Inm. Manso de Velasco.
        b)Outside Chile: Distrilima (Peru), Cerj and Investluz (Brazil), Edesur (Argentina), Luz de Bogotá (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of Financial Statements, explanation for most of variations, and comments about the main items of Income Statement and Cash Flow Statement compared to the information booked as of March 31, 2003.

Simplified Organizational Structure

Organizational Structure

ENDESA CHILE
ENDESA MARKET PLACE
CAM
ENERSIS INTERNACIONAL
ENERSIS AGENCIA ISLAS CAYMAN
EDESUR
DISTRILEC INVERSORA
ENERSIS
CHILECTRA AGENCIA ISLAS CAYMAN
CHILECTRA
SYNAPSIS SOLUCIONES Y SERVICIOS IT
CIA. PERUANA DE ELECTRICIDAD
MANSO DE VELASCO
INVERSIONES DISTRILIMA
EDELNOR
CHILECTRA INTERNACIONAL
LUZ ANDES
EMPRESA ELECTRICA DE COLINA
LUZ DE BOGOTA
EMP. DE ENERGIA DE BOGOTA
CODENSA
CENTRAL GENERADORA TERMOELECTRICA FORTALEZA
CERJ OVERSEAS
CERJ
LUZ DE RIO
INVESTLUZ
COELCE
Chile
Brazil
Colombia
Argentina
Grand Cayman
Peru
Spain

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 4
Phone: 56 (2) 353 4682

PRESS RELEASE

Consolidated Results for the First Quarter 2004

Risk Rating Classification

International risk rating classification:

Table 1

	STANDARD & POOR’S	FITCH	MOODY'S

INVESTMENT GRADE

Top quality ;	AAA	AAA	Aaa
"Gilt-edged" High Grade ;	AA+	AA+	Aa1
Very Strong	AA	AA	Aa2
Strong	AA-	AA-	Aa3

Upper Medium Grade ;	A+	A+	A1
Strong	A	A	A2
	A-	A-	A3

Medium Grade ;	BBB+	BBB+	Baa1
Adequate	BBB	BBB	Baa2
	BBB- / Stable	BBB- / Stable	Baa3

NON INVESTMENT GRADE

Speculative elements ;	BB+	BB+	Ba1
Major uncertainties	BB	BB	Ba2 / Stable
	BB-	BB-	Ba3

Not Desirable ;	B+	B+	B1
Impaired Ability to Meet Obligations	B	B	B2
	B-	B-	B3

For the period, the rating outlook has been stable for the three rating agencies.

Local risk rating classification:

Table 2

	FELLER RATE	FITCH	HUMPHREYS

	1st Class Level 1	1st Class Level 1	1st Class Level 1
Shares	1st Class Level 2	1st Class Level 2	1st Class Level 2
	1st Class Level 3	1st Class Level 3	1st Class Level 3

	A+	A+	A+
	A	A	A
Bonds	A-	A-	A-

	BBB+	BBB+	BBB+
	BBB	BBB	BBB
	BBB-	BBB-	BBB-

As in the international rating classification, Enersis rating outlook has remained stable for the period.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 5
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Market Information

Market Information

Equity Market

The first months of the year have been unstable in terms of price, showing the last weeks an improvement after the market made a better analysis of the Argentinean gas situation.

An important fact is the sustained level of liquidity of Enersis stock on the New York Stock Exchange (NYSE) and the Santiago Stock Exchange (BCS).

It is worth mentioning, that since January 2004, Enersis local stock represents 22.4% of the IPSA Index, being the largest stock in this national index.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 6
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Market Information

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 7
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Market Information

Market Perception

The latest research published on Enersis shows the following target prices for the ADR.

Table 3

Publication Date	Company	Main Analyst	Targe Price US$ (*)	Recommendation
April 26, 2004	Merrill Lynch	Frank McGann	8.80	Buy
April 13, 2004	Raymond James	Ricardo Cavanagh	9.00	Buy
February 24, 2004	Bear Stearns	Rowe Michels	8.10	Peer Perform
February 3, 2004	Credit Suisse	Emerson Leite	7.50	Neutral
February 2, 2004	UBS	Gustavo Gattass	5.94	Reduce
January 30, 2004	ING	Ricardo Fernández	11.50	Strong Buy
January 27, 2004	BBVA	Mariela Iturriaga	8.10	Outperform
January 23, 2004	Banchile	Rodrigo Godoy	7.71	Buy
January 6, 2004	Larraín Vial	Jorge Astaburuaga	6.90	Market Weight

(*)	Each research uses a different exchange rate.

On average terms, the target price is US$ 8.17 per ADR.

Debt Market

Below you will find a graph showing the risk perception measured over Enersis’ Yankee Bonds prices.

On November 20, 2003, Enersis issued a new 10 year Yankee bond, and on December 1, 2003 the put option over Enersis Yankee 2026 notes was executed.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 8
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Other Financial Activities

Other Financial Activities

Cerj’s Capital Increase

Enersis Brazilian subsidiary, Companhia de Eletricidade do Rio de Janeiro, made a capital increase for R$ 710,000,000 (approximately US$ 240 million) equivalent to 1,339,622,641,509 new shares at a price of R$ 0.53 per 1,000 shares. On February 27, Enersis, acting though its subsidiary Enersis Internacional, subscribed 1,335,849,056,604 that corresponded to Endesa Spain, Chilectra and Electricidade de Portugal and Enersis’s preemptive rights. This subscription was part of the financial strengthening plan designed by the Brazilian distribution subsidiary and it was fully paid with the capitalization of Intercompany Loans.

With this capitalization, Cerj reduced its level of debt in approximately US$ 240 million and Enersis increased its participation (direct & indirect) from a 71.8% as of December 2003 to an 80.4%.

Endesa Chile Syndicated Loan

Endesa Chile and Citibank N.A., Caja Madrid, Caja Madrid Miami Agency, The Bank of Tokyo-Mitsubishi Ltd., Banco Bilbao Vizcaya Argentaria S.A. (BBVA) and the Santander Central Hispano bank, signed a syndicated loan agreement for US$ 250 million for a term of 3.5 years with a bullet repayment and a spread over Libor of 115 bps. This will enable the Company to save financial expenses for approximately US$ 5 million annually.

The proceeds will be fully used to refinance the balance of the syndicated loan drawn by the company in May 2003. At the same time, the company obtained the release of the guarantees given by Empresa Eléctrica Pangue S.A., Empresa Eléctrica Pehuenche S.A. and Compañía Eléctrica Tarapacá S.A. and is free from borrowing and investment restrictions.

This kind of refinancing is part of a new stage in which the Company is seeking to continue optimizing its financing costs and improves its maturity profile.

Enersis’ Syndicated Loan

Enersis prepaid US$ 150 million of its US$ 500 million syndicated loan granted on November 14, 2003. More over, due to the good financial situation of the Company, the remaining US$ 350 million, were refinanced in more favorable conditions than the ones obtained on November last year, reducing the spread from 225 bps to 115 bps. This new facility matures on November 2008, and it considers a grace period of 2 years for capital amortization.

The lower spread as well as the prepayment done by the Company, will imply lower interest expenses. This prepayment was possible due to the successful capital increase performed by the Company, which ended last December, and also due to the internal free cash flow generation.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 9
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Consolidated Income Statement

Consolidated Income Statement

Under Chilean GAAP, thousand US$

Table 6

CONS. INCOME STATEMENT - (thousand US$)	1Q 04	1Q 03	Var 04-03	Chg %
Revenues from Generation	385,842	379,739	6,103	1.6%
Revenues from Distribution	772,497	705,019	67,478	9.6%
Revenues from Other Businesses	57,223	66,230	(9,007)	(13.6%)
Consolidation Adjustments	(118,348)	(133,729)	15,381	11.5%

Operating Revenues	1,097,215	1,017,260	79,955	7.9%

Op. Expenses from Generation	(228,617)	(215,929)	(12,688)	(5.9%)
Op. Expenses from Distribution	(604,405)	(571,571)	(32,834)	(5.7%)
Op.Expenses from Other Businesses	(43,862)	(46,271)	2,409	5.2%
Consolidation Adjustments	108,115	123,982	(15,868)	(12.8%)

Operating Expenses	(768,770)	(709,789)	(58,981)	(8.3%)

Operating Margin	328,445	307,471	20,974	6.8%

SG&A from Generation	(13,079)	(12,398)	(681)	(5.5%)
SG&A from Distribution	(56,539)	(58,696)	2,158	3.7%
SG&A from Other Businesses	(11,951)	(12,949)	998	7.7%
Consolidation Adjustments	10,706	11,502	(797)	(6.9%)

Selling and Administrative Expenses	(70,863)	(72,541)	1,678	2.3%
Operating Income	257,583	234,930	22,652	9.6%
Interest Income	30,060	29,553	506	1.7%
Interest Expense	(153,304)	(172,306)	19,002	11.0%
Net Financial Income (Expenses)	(123,244)	(142,753)	19,508	13.7%
Equity Gains from Related Companies	14,447	17,363	(2,915)	(16.8%)
Equity Losses from Related Companies	-	(157)	157	100.0%
Net Income from Related Companies	14,447	17,206	(2,758)	(16.0%)
Other Non Operating Income	45,055	37,030	8,025	21.7%
Other Non Operating Expenses	(65,844)	(105,129)	39,285	37.4%
Net other Non Operating Income (Expenses)	(20,789)	(68,099)	47,310	69.5%
Price Level Restatement	1,471	6,938	(5,467)	(78.8%)
Foreign Exchange Effect	10,280	(2,095)	12,375	-
Net of Monetary Exposure	11,751	4,843	6,908	142.7%
Positive Goodwill Amortization	(21,536)	(22,023)	487	2.2%
Non Operating Income	(139,371)	(210,826)	71,455	33.9%
Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	118,211	24,104	94,107	-

Extraordinary Items	-	-	-	-
Income Tax	(85,456)	(64,538)	(20,918)	(32.4%)
Minority Interest	(24,662)	(10,077)	(14,585)	(144.7%)
Negative Goodwill Amortization	7,511	7,938	(427)	(5.4%)
NET INCOME	15,604	(42,573)	58,177	136.7%
R.A.I.I.D.A.I.E.	478,839	483,892	(5,053)	(1.0%)

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 10
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Consolidated Income Statement

Under Chilean GAAP, million Ch$

Table 6.1

CONS. INCOME STATEMENT - (million Ch$)	1Q 04	1Q 03	Var 04-03	Chg %
Revenues from Generation	237,837	234,075	3,762	1.6%
Revenues from Distribution	476,175	434,581	41,594	9.6%
Revenues from Other Businesses	35,273	40,825	(5,552)	(13.6%)
Consolidation Adjustments	(72,951)	(82,432)	9,481	11.5%

Operating Revenues	676,334	627,049	49,285	7.9%

Op. Expenses from Generation	(140,922)	(133,101)	(7,821)	(5.9%)
Op. Expenses from Distribution	(372,561)	(352,322)	(20,239)	(5.7%)
Op.Expenses from Other Businesses	(27,037)	(28,522)	1,485	5.2%
Consolidation Adjustments	66,643	76,424	(9,781)	(12.8%)

Operating Expenses	(473,877)	(437,521)	(36,356)	(8.3%)

Operating Margin	202,457	189,528	12,929	6.8%

SG&A from Generation	(8,062)	(7,642)	(420)	(5.5%)
SG&A from Distribution	(34,851)	(36,181)	1,330	3.7%
SG&A from Other Businesses	(7,367)	(7,982)	615	7.7%
Consolidation Adjustments	6,599	7,090	(491)	(6.9%)

Selling and Administrative Expenses	(43,680)	(44,715)	1,035	2.3%
Operating Income	158,776	144,813	13,963	9.6%
Interest Income	18,529	18,217	312	1.7%
Interest Expense	(94,498)	(106,211)	11,713	11.0%
Net Financial Income (Expenses)	(75,969)	(87,994)	12,025	13.7%
Equity Gains from Related Companies	8,905	10,702	(1,797)	(16.8%)
Equity Losses from Related Companies	-	(97)	97	100.0%
Net Income from Related Companies	8,905	10,606	(1,700)	(16.0%)
Other Non Operating Income	27,772	22,826	4,946	21.7%
Other Non Operating Expenses	(40,587)	(64,803)	24,216	37.4%
Net other Non Operating Income (Expense)	(12,815)	(41,977)	29,162	69.5%
Price Level Restatement	907	4,277	(3,370)	(78.8%)
Foreign Exchange Effect	6,337	(1,292)	7,628	-
Net of Monetary Exposure	7,243	2,985	4,258	142.7%
Positive Goodwill Amortization	(13,275)	(13,575)	300	2.2%
Non Operating Income	(85,910)	(129,955)	44,045	33.9%
Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	72,867	14,858	58,008	-

Extraordinary Items	-	-	-	-
Income Tax	(52,676)	(39,782)	(12,894)	(32.4%)
Minority Interest	(15,202)	(6,212)	(8,990)	(144.7%)
Negative Goodwill Amortization	4,630	4,893	(263)	(5.4%)
NET INCOME	9,618	(26,243)	35,861	136.7%
R.A.I.I.D.A.I.E.	295,161	298,276	(3,115)	(1.0%)

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 11
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Consolidated Income Statement Analysis

Consolidated Income Statement Analysis
(As seen in the FECU)

Net Income

As of March 31, 2004, the Company registered a Net Income of US$ 15.6 million which, compared to the loss of US$ 42.6 million as of the same date last year, reflects an increase of US$ 58.1 million.

Operating Income

Activities of Enersis are developed through subsidiaries in 5 different countries where the Company operates. Core business of Enersis are Generation and Distribution of electricity.

Table 7

	1Q 04				1Q 03

Thousand US$	Operating Revenues	Operating Expenses	SG&A	Operating Income	Operating Revenues	Operating Expenses	SG&A	Operating Income
Endesa S.A.	394,753	(235,690)	(13,496)	145,567	398,935	(228,174)	(13,231)	157,530
Chilectra S.A.	166,453	(119,107)	(13,663)	33,683	158,712	(113,493)	(11,621)	33,599
Río Maipo S.A.	-	-	-	-	23,463	(17,549)	(1,437)	4,476
Edesur S.A.	90,908	(78,917)	(11,358)	633	83,473	(77,432)	(12,705)	(6,663)
Distrilima (Edelnor)	75,870	(56,472)	(6,633)	12,765	89,413	(66,360)	(8,105)	14,948
Cerj	168,263	(138,659)	(7,239)	22,365	141,811	(122,544)	(3,553)	15,714
Investluz (Coelce)	115,606	(96,629)	(13,817)	5,160	81,738	(62,904)	(16,170)	2,665
Luz de Bogotá (Codensa S.A.)	155,397	(114,621)	(3,828)	36,948	126,409	(111,289)	(5,101)	10,019
CAM Ltda.	28,538	(23,891)	(2,552)	2,096	29,267	(23,558)	(2,741)	2,968
Inmobiliaria Manso de Velasco Ltda.	1,795	(574)	(833)	388	814	(326)	(654)	(166)
Synapsis Soluciones y Servicios IT Ltda.	16,225	(11,874)	(2,494)	1,858	15,190	(9,684)	(3,079)	2,427
Enersis Holding and other investment vehicles	1,754	(451)	(5,656)	(4,353)	1,763	(459)	(5,647)	(4,343)
Consolidation Adjustments	(118,348)	108,115	10,706	472	(133,728)	123,982	11,502	1,756
Total Consolidation	1,097,215	(768,770)	(70,863)	257,583	1,017,260	(709,789)	(72,541)	234,930

Table 7.1

	1Q 04				1Q 03

Million Ch$	Operating Revenues	Operating Expenses	SG&A	Operating Income	Operating Revenues	Operating Expenses	SG&A	Operating Income
Endesa S.A.	243,330	(145,282)	(8,319)	89,729	245,908	(140,649)	(8,156)	97,103
Chilectra S.A.	102,603	(73,419)	(8,422)	20,762	97,832	(69,958)	(7,163)	20,711
Río Maipo S.A.	-	-	-	-	14,463	(10,818)	(886)	2,759
Edesur S.A.	56,037	(48,645)	(7,001)	390	51,454	(47,730)	(7,831)	(4,107)
Distrilima (Edelnor)	46,767	(34,810)	(4,089)	7,869	55,115	(40,905)	(4,996)	9,214
Cerj	103,719	(85,471)	(4,462)	13,786	87,414	(75,538)	(2,190)	9,686
Investluz (Coelce)	71,260	(59,563)	(8,517)	3,181	50,384	(38,774)	(9,967)	1,643
Luz de Bogotá (Codensa S.A.)	95,788	(70,653)	(2,360)	22,775	77,920	(68,600)	(3,144)	6,176
CAM Ltda.	17,591	(14,726)	(1,573)	1,292	18,040	(14,521)	(1,689)	1,830
Inmobiliaria Manso de Velasco Ltda.	1,107	(354)	(513)	239	502	(201)	(403)	(102)
Synapsis Soluciones y Servicios IT Ltda.	10,001	(7,319)	(1,537)	1,145	9,364	(5,969)	(1,898)	1,496
Enersis Holding and other investment vehicles	1,081	(278)	(3,487)	(2,683)	1,086	(283)	(3,481)	(2,677)
Consolidation Adjustments	(72,951)	66,643	6,599	291	(82,431)	76,424	7,090	1,082
Total Consolidation	676,334	(473,877)	(43,680)	158,776	627,049	(437,521)	(44,715)	144,813

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 12
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Consolidated Income Statement Analysis

The Operating Income for the period ended March 31, 2004, amounting to US$ 257.6 million, which represents an increase of US$ 22.7 million, or 9.6%, compared to March 2003.

This increase is principally due to the better operating results of the subsidiaries Edesur, Codensa, Cerj, Coelce, Inm Manso de Velasco and Chilectra.

Additionally, an important effect was the deconsolidation of Río Maipo and Infraestructura 2000 on April last year. If we compare both periods without Río Maipo and Infraestructura 2000, the Operating Income would have increased by 14.0%.

Additionally, the appreciation of the Chilean Peso in the period from March 31, 2003 to March 31, 2004 was by 15.7%. If the forex effect is eliminated, then the Operating Income would have increased by 18.2%.

Adding the two previous effects the operating income would have increased by 24.5%.

Non Operating Income

Non-Operating Income registered a loss of US$ 139.4 million, which represents a decrease of US$ 71.5 million respect to a loss of US$ 210.8 million booked as of March 2003.

This is mainly explained by the following.

Net Financial Expenses decreased by 13.7% or US$ 20.0 million, going down from US$ 142.8 million as of March 2003, to US$ 123.2 million. This decrease is the result of an important reduction in debt and lower interest rate on the international markets.

Investments in Related Companies decreased US$ 2.8 million, going down from a net profit of US$ 17.2 million as of March 2003 to a net profit of US$ 14.4 million as of March 2004, primarily due to lower profits of related companies, namely CIEN by US$ 8.1 million, partially compensated by higher profits on Gas Atacama amounting to US$ 2.3 million and CGTF amounting US$ 4.0 million.

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PRESS RELEASE

First Quarter 2004 – Consolidated Income Statement Analysis

Positive Goodwill Amortization remained basically flat with a decrease of US$ 0.5 million. This lower amortization is a consequence of the Chilean Peso appreciation affecting foreign subsidiaries accounted in dollars.

Net Other Non-Operating Income registered a loss of US$ 20.8 million, going up from a loss of US$ 68.1 million registered as of March 2003. The main reasons that explain this variation are detailed as follows:

  Indemnification of US$ 12.7 million received by Edesur due to the Azopardo substation fire.
  Lower losses of US$ 10.6 million due to the application of the Technical Bulletin N° 64.
  Lower provisions of US$ 16.3 million for legal contingency and litigation.
  Lower expenses of US$ 5.6 million on related companies.
  Lower expenses of US$ 7.1 million on updating pensions and UFIR Brazil taxes.
  Higher net income of US$ 1.4 million from power balances on the CDEC-SING.

The above were partially compensated by:

  Higher expenses of US$ 7.7 million due to equity taxes on Colombia.
  Lower dividends of US$ 0.7 million received from related companies.

Price-level Restatement and Exchange Differences show a net positive variation of US$ 6.9 million improving from a profit of US$ 4.8 million as of March 31, 2003, to a higher profit of US$ 11.8 million during this period. This was principally due to the effects of the nominal depreciation of the Chilean Peso against the US Dollar by 3.81% as of March 31, 2004 compared to the nominal depreciation by 1.8% as of March 2003. These effects were compensated to a large extent by the exchange hedging policy that the Company keeps in place.

Income and Deferred Taxes registered an increase amounting to US$ 85.5 million from US$ 64.5 million as of March 2003. This is mainly explained by a US$ 3.7 million higher income tax coming from Codensa, and a higher effect from deferred taxes of US$ 17.2 million, related mainly to the subsidiaries on Argentina.

Negative Goodwill Amortization decreased by US$ 0.4 million due to lower amortizations, resulting from the Chilean Peso exchange rate variations.

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PRESS RELEASE

First Quarter 2004 – Consolidated Income Statement Analysis

Evolution Of Key Financial Ratios

Table 8

Indicator	Unit	1Q 04	1Q 03	Var 04-03	Chg %
Liquidity	Times	1.28	0.59	0.69	116.9%
Acid ratio test *	Times	1.19	0.59	0.60	101.7%
Working capital	million Ch$	306,928	(1,027,563)	1,334,491	129.9%
Working capital	thousands US$	497,928	(1,667,012)	2,164,941	129.9%
Leverage **	Times	0.85	1.56	(0.71)	45.5%
Short-term debt	%	0.22	0.32	(0.10)	(31.3%)
Long-term debt	%	0.78	0.68	0.10	14.7%
Interest Coverage***	Times	3.12	2.82	0.30	10.6%
EBITDA****	th. US$	422,580	432,291	(9,712)	(2.2%)
ROE	%	0.37%	(2.65%)	0.03	114.0%
ROA	%	0.09%	(0.20%)	0.00	145.0%

*	Current assets net of inventories and pre-paid expenses
**	Using the ratio = Total debt / (equity + minority interest)
***	EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill)/Interest expenses
****	EBITDA: Operating Income+Depreciation+Amortization

Liquidity Ratio as of March 2004 was 1.28 reflecting an improvement by 116.9% respect to the same date of the previous year. This improvement is due to cash flows collected from the capital increase of US$ 920 million, the sale of Río Maipo for US$ 170 million, the sale of Canutillar for US$ 174 million and the sale of transmission lines for US$ 110 million. These allowed to pay obligations with banks that were in the short term and the extension of maturities to the long term on last years refinancing.

Leverage Ratio as of March 31, 2004 was 0.85 times. When compared to the previous year, there is a decrease of 46%. This reduction is mainly due to the capitalization of the debt from Elesur as well as to the contribution made by minority shareholders, as part of the capital increase, and to the effect of the exchange rate, given that a large position of the debt is US Dollar denominated.

On the other hand, the Return on Equity reached at 0.37%. As of the same date of the previous year, this was a negative 2.65%. This increase is due to the increase in the profits for the year in contrast to the loss registered in the previous year.

Return on Assets increased from a negative 0.2% in March 2003 to 0.09% in March 2004. This is basically the result from the increase in profits for the period and the decrease in total assets.

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PRESS RELEASE

First Quarter 2004 – Consolidated Balance Sheet

Consolidated Balance Sheet

Assets Under Chilean GAAP, Thousand US$

Table 9

ASSETS - (thousand US$)	1Q 04	1Q 03	Var 04-03	Chg%

CURRENT ASSETS
Cash	65,701	65,495	207	0.3%
Time deposits	595,588	398,262	197,326	49.5%
Marketable securities	32,101	3,245	28,856	-
Accounts receivable	832,530	779,279	53,251	6.8%
Notes receivable	6,458	7,394	(936)	(12.7%)
Other accounts receivable	162,250	102,744	59,506	57.9%
Amounts due from related companies	224,160	310,100	(85,941)	(27.7%)
Inventories	112,331	102,012	10,319	10.1%
Income taxes to be recovered	82,575	88,107	(5,532)	(6.3%)
Prepaid expenses	49,613	37,058	12,554	33.9%
Deferred income taxes	88,308	112,603	(24,295)	(21.6%)
Other current assets	45,308	420,472	(375,164)	(89.2%)
Net of long-term leasing contracts	-	-	-	-
Net of assets for leasing	-	-	-	-

Total currrent assets	2,296,924	2,426,771	(129,847)	(5.4%)

PROPERTY, PLANT AND EQUIPMENT
Property	192,257	212,745	(20,488)	(9.6%)
Buildings and infraestructure	16,763,542	18,938,191	(2,174,649)	(11.5%)
Plant and equipment	2,974,452	3,299,650	(325,197)	(9.9%)
Other assets	542,085	791,398	(249,313)	(31.5%)
Technical re-appraisal	1,041,210	1,230,436	(189,227)	(15.4%)
Sub - Total	21,513,546	24,472,419	(2,958,873)	(12.1%)
Accumulated depreciation	(8,139,346)	(8,531,428)	392,082	4.6%

Total property, plant and equipment	13,374,200	15,940,991	(2,566,791)	(16.1%)

OTHER ASSETS
Investments in related companies	311,701	339,432	(27,731)	(8.2%)
Investments in other companies	224,605	268,378	(43,773)	(16.3%)
Positive goodwill	1,243,650	1,358,032	(114,382)	(8.4%)
Negative goodwill	(145,523)	(208,176)	62,652	30.1%
Long-term receivables	202,259	221,226	(18,966)	(8.6%)
Amounts due from related companies	1,273	1,683	(410)	-
Deferred income taxes	-	-	-	-
Intangibles	135,213	146,605	(11,392)	(7.8%)
Accumulated amortization	(67,931)	(67,753)	(178)	(0.3%)
Others	310,149	393,608	(83,459)	(21.2%)
Net of long-term leasing contracts	-	-	-	-

Total other assets	2,215,396	2,453,035	(237,639)	(9.7%)

TOTAL ASSETS	17,886,520	20,820,797	(2,934,277)	(14.1%)

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PRESS RELEASE

First Quarter 2004 – Consolidated Balance Sheet

Assets Under Chilean GAAP, million Ch$

Table 9.1

ASSETS - (million Ch$)	1Q 04	1Q 03	Var 04-03	Chg%

CURRENT ASSETS
Cash	40,499	40,372	127	0.3%
Time deposits	367,127	245,493	121,634	49.5%
Marketable securities	19,787	2,000	17,787	-
Accounts receivable	513,180	480,355	32,824	6.8%
Notes receivable	3,981	4,558	(577)	(12.7%)
Other accounts receivable	100,013	63,333	36,680	57.9%
Amounts due from related companies	138,174	191,149	(52,975)	(27.7%)
Inventories	69,242	62,881	6,361	10.1%
Income taxes to be recovered	50,900	54,310	(3,410)	(6.3%)
Prepaid expenses	30,582	22,843	7,739	33.9%
Deferred income taxes	54,434	69,410	(14,975)	(21.6%)
Other current assets	27,928	259,183	(231,255)	(89.2%)
Net of long-term leasing contracts	-	-	-	-
Net of assets for leasing	-	-	-	-

Total currrent assets	1,415,847	1,495,886	(80,039)	(5.4%)

PROPERTY, PLANT AND EQUIPMENT
Property	118,509	131,138	(12,629)	(9.6%)
Buildings and infraestructure	10,333,215	11,673,690	(1,340,475)	(11.5%)
Plant and equipment	1,833,482	2,033,937	(200,455)	(9.9%)
Other assets	334,146	487,825	(153,679)	(31.5%)
Technical re-appraisal	641,812	758,453	(116,641)	(15.4%)
Sub - Total	13,261,165	15,085,044	(1,823,879)	(12.1%)
Accumulated depreciation	(5,017,174)	(5,258,858)	241,683	4.6%

Total property, plant and equipment	8,243,991	9,826,186	(1,582,196)	(16.1%)

OTHER ASSETS
Investments in related companies	192,136	209,229	(17,094)	(8.2%)
Investments in other companies	138,449	165,431	(26,982)	(16.3%)
Positive goodwill	766,598	837,104	(70,506)	(8.4%)
Negative goodwill	(89,702)	(128,321)	38,619	30.1%
Long-term receivables	124,675	136,366	(11,691)	(8.6%)
Amounts due from related companies	785	1,037	(253)	-
Deferred income taxes	-	-	-	-
Intangibles	83,347	90,369	(7,022)	(7.8%)
Accumulated amortization	(41,873)	(41,764)	(110)	(0.3%)
Others	191,179	242,624	(51,445)	(21.2%)
Net of long-term leasing contracts	-	-	-	-

Total other assets	1,365,592	1,512,075	(146,483)	(9.7%)

TOTAL ASSETS	11,025,430	12,834,148	(1,808,718)	(14.1%)

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PRESS RELEASE

First Quarter 2004 – Consolidated Balance Sheet

Liabilities and Shareholders Equity Under Chilean GAAP, Thousand US$

Table 10

LIABILITIES - (thousand US$)	1Q 04	1Q 03	Var 04-03	Chg%

CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	441,093	712,764	(271,670)	38.1%
Due to banks and fin. institutions (portion of long term)	238,967	1,444,944	(1,205,977)	83.5%
Commercial paper equivalent	-	21,808	(21,808)	100.0%
Bonds payable (short-term)	94,343	843,108	(748,764)	88.8%
Long-term liabilities maturing before one year	43,722	55,836	(12,114)	21.7%
Dividends payable	68,853	60,939	7,914	(13.0%)
Accounts payable	365,505	366,534	(1,030)	0.3%
Notes payable	40,720	42,599	(1,879)	-
Miscellaneous payables	75,816	129,261	(53,445)	41.3%
Accounts payable to related companies	47,763	22,210	25,553	(115.1%)
Provisions	65,637	123,560	(57,922)	46.9%
Withholdings	114,531	93,030	21,501	(23.1%)
Income tax	99,059	63,713	35,346	(55.5%)
Anticipated income	17,009	19,957	(2,948)	14.8%
Deferred taxes	-	-	-	-
Reinbursable financial contribution	3,328	5,062	(1,734)	34.3%
Other current liabilities	82,647	88,460	(5,812)	6.6%

Total current liabilities	1,798,995	4,093,783	(2,294,788)	56.1%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,368,174	2,405,954	(1,037,781)	43.1%
Bonds payable	4,077,714	3,462,034	615,680	(17.8%)
Notes payable	236,040	349,731	(113,691)	32.5%
Miscellaneous payables	44,049	37,398	6,651	(17.8%)
Amounts payable to related companies	142	1,599,851	(1,599,709)	100.0%
Provisions	528,783	424,058	104,725	(24.7%)
Deferred taxes	54,181	129,389	(75,209)	58.1%
Reinbursable financial contribution	13,180	22,447	(9,267)	41.3%
Other long-term liabilities	86,406	151,400	(64,994)	42.9%

Total long-term liabilities	6,408,668	8,582,263	(2,173,595)	25.3%

Minority interest	5,508,530	6,539,270	(1,030,740)	(15.8%)

SHAREHOLDERS’ EQUITY
Paid-in capital, no par value	3,614,009	1,218,683	2,395,326	196.6%
Reserve to equity revaluation	(18,070)	6,093	(24,163)	-
Additional paid-in capital-share premium	256,263	54,407	201,856	-
Other reserves	831	81,664	(80,834)	(99.0%)
Total capital and reserves	3,853,033	1,360,847	2,492,185	183.1%
Future dividends reserve	-	-	-	-
Retained earnings	304,249	291,940	12,309	4.2%
Retained losses	-	-	-	-
Net income	15,604	(42,573)	58,177	136.7%
Interim dividends	-	-	-	-
Development subsidaries deficits	(2,559)	(4,734)	2,174	45.9%
Total retained earnings	317,294	244,633	72,660	29.7%

Total shareholder’s equity	4,170,326	1,605,481	2,564,845	159.8%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	17,886,520	20,820,797	(2,934,277)	(14.1%)

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PRESS RELEASE

First Quarter 2004 – Consolidated Balance Sheet

Liabilities and Shareholders Equity Under Chilean GAAP, million Ch$

Table 10.1

LIABILITIES - (million Ch$)	1Q 04	1Q 03	Var 04-03	Chg%

CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	271,894	439,355	(167,460)	38.1%
Due to banks and fin. institutions (portion of long term)	147,302	890,678	(743,376)	83.5%
Commercial paper equivalent	-	13,442	(13,442)	100.0%
Bonds payable (short-term)	58,154	519,700	(461,546)	88.8%
Long-term liabilities maturing before one year	26,951	34,418	(7,467)	21.7%
Dividends payable	42,442	37,563	4,878	(13.0%)
Accounts payable	225,301	225,935	(635)	0.3%
Notes payable	25,100	26,258	(1,158)	-
Miscellaneous payables	46,734	79,678	(32,944)	41.3%
Accounts payable to related companies	29,442	13,691	15,751	(115.1%)
Provisions	40,459	76,163	(35,704)	46.9%
Withholdings	70,598	57,344	13,254	(23.1%)
Income tax	61,061	39,273	21,788	(55.5%)
Anticipated income	10,484	12,302	(1,817)	14.8%
Deferred taxes	-	-	-	-
Reinbursable financial contribution	2,051	3,120	(1,069)	34.3%
Other current liabilities	50,945	54,527	(3,583)	6.6%

Total current liabilities	1,108,919	2,523,449	(1,414,530)	56.1%

LONG-TERM LIABILITIES
Due to banks and financial institutions	843,356	1,483,054	(639,698)	43.1%
Bonds payable	2,513,543	2,134,032	379,511	(17.8%)
Notes payable	145,497	215,578	(70,080)	32.5%
Miscellaneous payables	27,152	23,052	4,100	(17.8%)
Amounts payable to related companies	88	986,164	(986,077)	100.0%
Provisions	325,947	261,393	64,554	(24.7%)
Deferred taxes	33,397	79,757	(46,359)	58.1%
Reinbursable financial contribution	8,124	13,837	(5,713)	41.3%
Other long-term liabilities	53,262	93,325	(40,063)	42.9%

Total long-term liabilities	3,950,367	5,290,193	(1,339,826)	25.3%

Minority interest	3,395,513	4,030,871	(635,358)	(15.8%)

SHAREHOLDERS’ EQUITY
Paid-in capital, no par value	2,227,711	751,208	1,476,503	196.6%
Reserve to equity revaluation	(11,139)	3,756	(14,895)	-
Additional paid-in capital-share premium	157,963	33,537	124,426	-
Other reserves	512	50,339	(49,827)	(99.0%)
Total capital and reserves	2,375,048	838,840	1,536,208	183.1%
Future dividends reserve	-	-	-	-
Retained earnings	187,542	179,955	7,587	4.2%
Retained losses	-	-	-	-
Net income	9,618	(26,243)	35,861	136.7%
Interim dividends	-	-	-	-
Development subsidaries deficits	(1,578)	(2,918)	1,340	45.9%
Total retained earnings	195,583	150,794	44,788	29.7%

Total shareholder’s equity	2,570,631	989,634	1,580,996	159.8%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	11,025,430	12,834,148	(1,808,718)	(14.1%)

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PRESS RELEASE

First Quarter 2004 – Consolidated Balance Sheet Analysis

Consolidated Balance Sheet Analysis

Total Assets show a decrease amounting to US$ 2,934.3 million, or 14.1% mainly due to:

Fixed Assets decreased US$ 2,566.8 million, this is principally due to the sale of Central Canutillar for US$ 203.6 million, transmission lines for US$ 35.0 million, deconsolidation of Río Maipo for US$ 65.9 million and Infraestructura 2000 for US$ 273.9 million. Also, due to the effect of exchange rate on foreign fixed assets as a result of applying the methodology of carrying the non-monetary assets in the subsidiaries established in unstable countries, in historic US Dollars as required by Technical Bulletin N° 64.

Current Assets decreased by US$ 129.8 million due principally to the decrease of US$ 375.2 million in other current assets, explained basically due to:

  Deconsolidation of Canutillar and the sale of the transmission lines on April last year, lower forward contracts for US$ 81.4 million, and lower time deposits and reserve funds from Infraestructura 2000 for US$ 51.9 million.
  Lower short term accounts receivable from related companies by US$ 85.9 million.
  Increase of time deposits for US$ 197.3 million due to cash generation in Emgesa and Codensa.
  Increase of debtors due to sales of US$ 53.3 million coming from Codensa and Cachoeira Dourada, partially compensated by lower debtors in Investluz by US$ 30.1 million and the deconsolidation of Rio Maipo by US$ 15.3 million.

Other Long Term Assets registered a reduction of US$ 237.6 million, explained by

  Reduction in the negative and positive goodwill of net investments of US$ 114.4 million, as result of the amortization of a complete year for US$ 86.0 million and the elimination of goodwill of Rio Maipo of US$ 16.4 million.
  Reduction of other long term assets by US$ 83.5 million due to lower effects of fair value of derivatives of US$ 56 million and lower retirement benefits of US$ 22.7 million.
  Reduction of investments in other companies by US$ 43.8 million due to the Chilean Peso exchange effect on the Empresa Electrica de Bogotá of US$ 40.8 million.

Total Liabilities show a decrease of US$ 4,468.4 million, or 35.3%. This is mainly due to:

Current liabilities decreased by US$ 2,294.8 million or 56.1%, principally explained by US$ 1,206.0 million of lower obligations with banks as a result of the prepayments and refinancing performed last year, reduction of short term bank obligations of US$ 271.7 million due to debt payments and reductions of obligations with the public (bonds) of US$ 748.8 million.

Long Term Liabilities fell by US$ 2,173.6 million, or 25.3%, mainly as result of the reduction of US$ 1,599.7 million in payable accounts to related companies following the capitalization of the debt with Elesur, a reduction of US$ 1,037.8 million in obligations with banks and of US$ 113.7 million in accounts payable,

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PRESS RELEASE

First Quarter 2004 – Consolidated Balance Sheet Analysis

partially compensated by an increase of US$ 615.7 million in the obligations with the public and an increase of US$ 104.7 million in provisions.

Minority Interests fell by US$ 1,030.7 million as result of the increase on the ownership in Cerj and Costanera, the deconsolidation of Infraestructura 2000 and the reduction of the net worth of the foreign subsidiaries due to the technical bulletin N°64.

With regard to Equity, it increased by US$ 2,564.8 million respect to March 2003. This variation is principally explained by the subscription of shares of US$ 2,395.3 million during the capital increase 2003 and the overprice of US$ 201.9 million for the capitalization of the debt of Elesur and the local bonds B1 and B2.

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PRESS RELEASE

First Quarter 2004 – Consolidated Balance Sheet Analysis

Financial Debt Maturity with Third Parties, thousand US$

Table 11

	FINANCIAL DEBT MATURITY							TOTAL

Thousand US$	2004	2005	2006	2007	2008	2009	Balance
Chile	166,916	118,318	827,195	492,450	613,928	642,491	1,771,486	4,632,784

Enersis	215	227	467,941	169,078	171,400	2,553	645,503	1,456,918
Chilectra	45,691	-	-	-	-	-	-	45,691
Other (*)	83,728	83,247	177,673	49,303	17,331	1,726	726	413,733
Endesa	37,282	34,844	181,581	274,069	425,197	638,212	1,125,257	2,716,441

Argentina	164,120	101,664	47,597	38,769	21,020	21,020	40,467	434,657

Edesur	69,251	70,753	14,885	6,500	-	-	-	161,389
Costanera	94,869	30,910	32,712	32,269	21,020	21,020	40,467	273,268

Perú	69,535	70,890	125,358	76,923	17,338	15,779	8,800	384,623

Edelnor	42,265	-	52,008	16,923	8,668	5,779	-	125,643
Edegel	27,270	70,890	73,350	60,000	8,670	10,000	8,800	258,980

Brasil	194,560	60,113	45,119	37,506	34,682	27,469	93,417	492,865

Coelce	82,658	29,183	17,073	19,267	20,074	15,131	70,392	253,778
Cerj	110,420	28,421	24,753	13,916	12,726	12,338	23,025	225,598
Cachoeira	1,482	2,509	3,293	4,322	1,883	-	-	13,490

Colombia	42,777	2,211	63,290	65,343	-	135,440	168,026	477,086

Codensa	-	-	-	-	-	18,670	168,026	186,695
Emgesa	42,777	2,211	63,290	-	-	116,770	-	225,048
Betania	-	-	-	65,343	-	-	-	65,343
TOTAL	637,907	353,195	1,108,559	710,991	686,969	842,198	2,082,196	6,422,015
(*) Cam, Synapsis and Inm. Manso de Velasco.

Financial Debt Maturity with Third Parties, million Ch$

Table 11.1

	FINANCIAL DEBT MATURITY							TOTAL

Million Ch$	2004	2005	2006	2007	2008	2009	Balance
Chile	102,889	72,932	509,891	303,551	378,431	396,038	1,091,962	2,855,694

Enersis	133	140	288,444	104,221	105,653	1,574	397,895	898,059
Chilectra	28,165	-	-	-	-	-	-	28,165
Otras	51,611	51,314	109,519	30,391	10,683	1,064	448	255,029
Endesa	22,981	21,478	111,928	168,939	262,096	393,400	693,619	1,674,442

Argentina	101,165	62,666	29,339	23,898	12,957	12,957	24,945	267,927

Edesur	42,687	43,613	9,175	4,007	-	-	-	99,482
Costanera	58,478	19,053	20,164	19,891	12,957	12,957	24,945	168,445

Perú	42,862	43,697	77,272	47,416	10,687	9,726	5,424	237,085

Edelnor	26,053	-	32,058	10,431	5,343	3,562	-	77,447
Edegel	16,810	43,697	45,214	36,985	5,344	6,164	5,424	159,638

Brasil	119,928	37,054	27,812	23,119	21,379	16,932	57,583	303,807

Coelce	50,951	17,989	10,524	11,876	12,374	9,327	43,390	156,431
Cerj	68,064	17,519	15,258	8,578	7,845	7,605	14,193	139,061
Cachoeira	913	1,547	2,030	2,664	1,161	-	-	8,315

Colombia	26,368	1,363	39,012	40,278	-	83,486	103,573	294,081

Codensa	-	-	-	-	-	11,508	103,573	115,081
Emgesa	26,368	1,363	39,012	-	-	71,978	-	138,722
Betania	-	-	-	40,278	-	-	-	40,278
TOTAL	393,212	217,713	683,327	438,262	423,454	519,139	1,283,486	3,958,594
(*) Cam, Synapsis and Inm. Manso de Velasco.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 22
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Consolidated Cash Flow

Consolidated Cash Flow

Under Chilean GAAP, Thousand US$

Table 12

Thousand US$	1Q 04	1Q 03	Var 04-03	Chg %
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
Net income (loss) for the year	15,604	(42,573)	58,177	136.7%
Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	63	202	(139)	(68.7%)
Charges (credits) which do not represent cash flows:
Depreciation	162,447	192,752	(30,305)	(15.7%)
Amortization of intangibles	2,550	4,609	(2,059)	(44.7%)
Write-offs and accrued expenses	26,357	15,350	11,007	71.7%
Accrued profit from related companies (less)	(14,447)	(17,363)	2,915	16.8%
Accrued losses from related companies	-	157	(157)	(100.0%)
Amortization of positive goodwill	21,536	22,023	(487)	(2.2%)
Amortization of negative goodwill (less)	(7,511)	(7,938)	427	5.4%
Net, price-level restatement	(1,471)	(6,938)	5,467	78.8%
Net, foreign exchange effect	(10,280)	2,095	(12,375)	-
Other credits which do not represent cash flow (less)	(9,712)	(15,098)	5,386	35.7%
Other charges which do not represent cash flow	40,850	69,102	(28,253)	(40.9%)
Assets variations which affect cash flow:			-
Decrease in receivables accounts	(33,037)	(22,719)	(10,317)	(45.4%)
Decrease (increase) in inventory	(431)	2,097	(2,528)	(120.5%)
Decrease (increase) in other assets	(45,526)	48,404	(93,930)	(194.1%)
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	2,466	(8,862)	11,328	127.8%
Increase of payable interest	52,239	7,376	44,863	608.2%
Net increase (decrease) of payable income tax	58,739	33,888	24,851	73.3%
Increase (decrease) of other payable accounts related to non-operating income	(54,479)	(34,479)	(20,000)	(58.0%)
Net (decrease) of payable value added tax and other taxes	14,971	33,646	(18,675)	(55.5%)
Profit related to minority interest	24,662	10,077	14,585	144.7%
NET POSITIVE CASH FLOW ORIGINATED FROM OP. ACTIVITIES	245,590	285,809	(40,219)	(14.1%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 23
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Consolidated Cash Flow

Cont. Table 12

Thousand US$	1Q 04	1Q 03	Var 04-03	Chg %
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and suscribed	-	-	-	-
Proceeds from loans hired	370,701	351,965	18,737	5.3%
Proceeds from debt issuance	223,796	20,059	203,737	-
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	24,832	9,433	15,399	163.2%
Capital paid	-	-	-	-
Dividends paid	(28,930)	(33,172)	4,243	12.8%
Loans, debt amortization (less)	(588,521)	(347,225)	(241,296)	(69.5%)
Issuance debt amortization (less)	(17,578)	(302)	(17,276)	-
Amortization of loans obtained from related companies	-	(7,212)	7,212	100.0%
Amortization of other loans obtained from related companies	-	-	-	-
Expenses paid related to capital variations (less)	-	-	-	-
Expenses paid related to debt issuance (less)	(600)	-	(600)	-
Other disbursements related to financing (less)	(8,977)	(3,551)	(5,426)	(152.8%)
NET (NEGATIVE) CASH FLOW ORIG. FROM FINANCING ACTIVITIES	(25,276)	(10,005)	(15,271)	(152.6%)
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES

Sale of fixed assets	566	14,281	(13,715)	(96.0%)
Sale of other investments	-	-	-	-
Sale of long-term Investments	4,028	-	4,028	-
Collection upon other loans to related companies	9,930	12,177	(2,247)	(18.5%)
Other income on investments	293	1,095	(802)	(73.2%)
Additions to fixed assets (less)	(91,712)	(124,176)	32,464	26.1%
Long-term investments (less)	-	(9)	9	100.0%
Investment in financing instruments	-	-	-	-
Other loans to related companies (less)	-	(234)	234	-
Other investment disbursements (less)	(1,734)	(6,012)	4,279	71.2%
NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	(78,628)	(102,877)	24,249	23.6%
NET POSITIVE CASH FLOW FOR THE PERIOD	141,686	172,926	(31,241)	(18.1%)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQ.	20,526	(13,553)	34,079	-

NET VARIATION OF CASH AND CASH EQUIVALENT	162,212	159,374	2,838	0

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	534,297	360,633	173,664	48.2%
FINAL BALANCE OF CASH AND CASH EQUIVALENT	696,508	520,007	176,502	33.9%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 24
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Consolidated Cash Flow

Under Chilean GAAP, million Ch$

Table 12.1

Million Ch$	1Q 04	1Q 03	Var 04-03	Chg %
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
Net income (loss) for the year	9,618	(26,243)	35,861	136.7%
Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	39	125	(86)	(68.7%)
Charges (credits) which do not represent cash flows:
Depreciation	100,134	118,814	(18,680)	(15.7%)
Amortization of intangibles	1,572	2,841	(1,269)	(44.7%)
Write-offs and accrued expenses	16,247	9,462	6,785	71.7%
Accrued profit from related companies (less)	(8,905)	(10,702)	1,797	16.8%
Accrued losses from related companies	-	97	(97)	(100.0%)
Amortization of positive goodwill	13,275	13,575	(300)	(2.2%)
Amortization of negative goodwill (less)	(4,630)	(4,893)	263	5.4%
Net, price-level restatement	(907)	(4,277)	3,370	78.8%
Net, foreign exchange effect	(6,337)	1,292	(7,628)	-
Other credits which do not represent cash flow (less)	(5,986)	(9,307)	3,320	35.7%
Other charges which do not represent cash flow	25,180	42,595	(17,415)	(40.9%)
Assets variations which affect cash flow:
Decrease in receivables accounts	(20,364)	(14,005)	(6,360)	(45.4%)
Decrease (increase) in inventory	(266)	1,293	(1,558)	(120.5%)
Decrease (increase) in other assets	(28,063)	29,837	(57,900)	(194.1%)
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	1,520	(5,463)	6,983	127.8%
Increase of payable interest	32,201	4,547	27,654	608.2%
Net increase (decrease) of payable income tax	36,207	20,889	15,318	73.3%
Increase (decrease) of other payable accounts related to non-operating income	(33,582)	(21,253)	(12,328)	(58.0%)
Net (decrease) of payable value added tax and other taxes	9,228	20,740	(11,512)	(55.5%)
Profit related to minority interest	15,202	6,212	8,990	144.7%
NET POSITIVE CASH FLOW ORIGINATED FROM OP. ACTIVITIES	151,384	176,175	(24,791)	(14.1%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 25
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Consolidated Cash Flow

Cont. Table 12.1

Million Ch$	1Q 04	1Q 03	Var 04-03	Chg %
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and suscribed	-	-	-	-
Proceeds from loans hired	228,504	216,954	11,549	5.3%
Proceeds from debt issuance	137,950	12,365	125,586	-
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	15,307	5,815	9,492	163.2%
Capital paid	-	-	-	-
Dividends paid	(17,833)	(20,448)	2,615	12.8%
Loans, debt amortization (less)	(362,770)	(214,033)	(148,737)	(69.5%)
Issuance debt amortization (less)	(10,835)	(186)	(10,649)	-
Amortization of loans obtained from related companies	-	(4,445)	4,445	100.0%
Amortization of other loans obtained from related companies	-	-	-	-
Expenses paid related to capital variations (less)	-	-	-	-
Expenses paid related to debt issuance (less)	(370)	-	(370)	-
Other disbursements related to financing (less)	(5,533)	(2,189)	(3,344)	(152.8%)
NET (NEGATIVE) CASH FLOW ORIG. FROM FINANCING ACTIVITIES	(15,580)	(6,167)	(9,413)	(152.6%)
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES

Sale of fixed assets	349	8,803	(8,454)	(96.0%)
Sale of other investments	-	-	-	-
Sale of long-term Investments	2,483	-	2,483	-
Collection upon other loans to related companies	6,121	7,506	(1,385)	(18.5%)
Other income on investments	181	675	(494)	(73.2%)
Additions to fixed assets (less)	(56,532)	(76,543)	20,011	26.1%
Long-term investments (less)	-	(5)	5	100.0%
Investment in financing instruments	-	-	-	-
Other loans to related companies (less)	-	(144)	144	-
Other investment disbursements (less)	(1,069)	(3,706)	2,637	71.2%
NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	(48,467)	(63,415)	14,947	23.6%
NET POSITIVE CASH FLOW FOR THE PERIOD	87,336	106,594	(19,257)	(18.1%)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQ.	12,653	(8,354)	21,007	-

NET VARIATION OF CASH AND CASH EQUIVALENT	99,989	98,240	1,749	1.8%

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	329,346	222,298	107,048	48.2%
FINAL BALANCE OF CASH AND CASH EQUIVALENT	429,335	320,537	108,798	33.9%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 26
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Consolidated Cash Flow

Consolidated Cash Flow Analysis

During the period, the company generated a net cash flow of US$ 141,7 million, which is comprised of the following:

Table 13

Effective Cash Flow (thousand US$)	1Q 04	1Q 03	Var 04-03	Chg %
Operating	245,590	285,809	(40,219)	(14.1%)
Financing	(25,276)	(10,005)	(15,271)	(152.6%)
Investment	(78,628)	(102,877)	24,249	23.6%
Net cash flow of the period	141,686	172,926	(31,241)	(18.1%)

Table 13.1

Effective Cash Flow (million Ch$)	1Q 04	1Q 03	Var 04-03	Chg %
Operating	151,384	176,175	(24,791)	(14.1%)
Financing	(15,580)	(6,167)	(9,413)	(152.6%)
Investment	(48,467)	(63,415)	14,947	23.6%
Net cash flow of the period	87,336	106,594	(19,257)	(18.1%)

Operating activities generated a positive cash flow of US$ 245.6 million, US$ 40.2 million less than during the same period of last year. This cash flow is comprised mainly of profits for the period of US$ 15.6 million. Also net charges to results of US$ 210.3 million that do not represent cash flow. The main items correspond to the US$ 162.4 million depreciation for the period, US$ 26.4 million writes-off and provisions, US$ 21.5 million amortization on the negative and positive goodwill on investments and US$ 40.8 million for other charges that do not represent cash flow, the main item being US$ 21.7 million for the effect of the conversion to Technical Bulletin N° 64, increased by the rise in liabilities that affect the cash flow by US$ 73.9 million. The above was partially compensated by an increase of US$ 79.0 million in assets that affect operating cash flows, principally due to the increase in sales debtors in Colombia and Brazil, to the increase of US$ 7.5 in amortizations and US$ 9.7 million in other credits that do not represent cash flow, of which US$ 6.4 million correspond to the effect of the positive conversion of the overseas subsidiaries.

Financing activities produced a negative cash flow of US$ 25.3 million, explained basically by loan repayments of US$ 588.5 million, dividend payments for US$ 28.9 million, payments of obligations with the public for US$ 17.6 million and other disbursements on investments for US$ 9.0 million. The above is partially compensated by new loans received for US$ 370.7 million and the placement of bonds for US$ 223.8 million.

Investment activities generated a net negative cash flow of US$ 78.6 million that mainly corresponds to the incorporation of Fixed Assets for US$ 91.7 million, the most important of such is the investment Endesa Chile is making in the Ralco Plant, which for this period amounts to US$ 41.5 million and other disbursements for US$ 1.7 million. This partially compensated by the payment of loans of related companies of US$ 9.9 million and the sale of permanent investments of US$ 4.0 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 27
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Consolidated Cash Flow Analysis

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile.

Table 14

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Others
	1Q 04	1Q 03	1Q 04	1Q 03	1Q 04	1Q 03	1Q 04	1Q 03	1Q 04	1Q 03
Argentina	2,885	6,275	-	-	2,567	-	20,000	-	-	-
Peru	-	-	-	-	-	-	-	-	-	-
Brazil	-	-	-	-	-	-	-	-	-	-
Colombia	14,994	17,755	11,488	10,031	-	-	-	6,000	-	-
Chile	-	-	-	-	-	-	-	-	20,407	13,947
Total	17,880	24,029	11,488	10,031	2,567	-	20,000	6,000	20,407	13,947

Thousand US$	Total Cash Received
	1Q 04	1Q 03
Argentina	25,452	6,275
Peru	-	-
Brazil	-	-
Colombia	26,482	33,785
Chile	20,407	13,947
Total	72,342	54,007

Table 14.1

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Others
	1Q 04	1Q 03	1Q 04	1Q 03	1Q 04	1Q 03	1Q 04	1Q 03	1Q 04	1Q 03
Argentina	1,779	3,868	-	-	1,582	-	12,328	-	-	-
Peru	-	-	-	-	-	-	-	-	-	-
Brazil	-	-	-	-	-	-	-	-	-	-
Colombia	9,243	10,944	7,081	6,183	-	-	-	3,698	-	-
Chile	-	-	-	-	-	-	-	-	12,579	8,597
Total	11,021	14,812	7,081	6,183	1,582	-	12,328	3,698	12,579	8,597

Millions Ch$	Total Cash Received
	1Q 04	1Q 03
Argentina	15,689	3,868
Peru	-	-
Brazil	-	-
Colombia	16,324	20,826
Chile	12,579	8,597
Total	44,592	33,290

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 28
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Consolidated Cash Flow Analysis

Capex and Depreciation

Table 15

	Payments for Additions of Fixed assets		Depreciation

Thousand US$	1Q 04	1Q 03	1Q 04	1Q 03
Endesa S.A.	41,464	84,720	70,383	87,145
Chilectra S.A.	3,069	6,095	5,232	5,027
Río Maipo S.A.	-	2,171	-	777
Edesur S.A.	10,139	7,466	21,791	26,357
Edelnor S.A.	2,505	3,470	6,962	7,522
Cerj	21,932	8,167	19,012	20,883
Coelce	8,632	7,871	15,868	18,407
Codensa S.A.	1,392	3,817	21,765	25,274
Cam Ltda.	485	360	431	468
Inmobiliaria Manso de Velasco Ltda.	16	-	113	101
Synapsis Soluciones y Servicios Ltda.	2,054	39	458	350
Holding Enersis	23	-	433	441
Total	91,712	124,175	162,447	192,752

Table 15.1

	Payments for Additions of Fixed assets		Depreciation

Million Ch$	1Q 04	1Q 03	1Q 04	1Q 03
Endesa S.A.	25,559	52,222	43,385	53,717
Chilectra S.A.	1,892	3,757	3,225	3,099
Río Maipo S.A.	-	1,338	-	479
Edesur S.A.	6,250	4,602	13,432	16,246
Edelnor S.A.	1,544	2,139	4,291	4,636
Cerj	13,519	5,034	11,719	12,872
Coelce	5,321	4,852	9,781	11,347
Codensa S.A.	858	2,353	13,416	15,579
Cam Ltda.	299	222	266	288
Inmobiliaria Manso de Velasco Ltda.	10	-	69	62
Synapsis Soluciones y Servicios Ltda.	1,266	24	282	216
Holding Enersis	14	-	267	272
Total	56,532	76,543	100,134	118,814

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Consolidated Cash Flow Analysis

Generation Business

Table 16

	Million US$		Million Ch$

	1Q 04	1Q 03	1Q 04	1Q 03	Chg %
Operating Revenues	395	399	243,330	245,908	(1.0%)
Operating Expenses	(236)	(228)	(145,282)	(140,649)	(3.3%)
Selling and Administrative Expenses	(13)	(13)	(8,319)	(8,156)	(2.0%)
Operating Income	146	158	89,729	97,103	(7.6%)
Interest Income	6	6	3,917	3,607	8.6%
Interest Expenses	(83)	(84)	(51,196)	(51,591)	0.8%
Net Financial Income (Expenses)	(77)	(78)	(47,279)	(47,984)	1.5%
Equity Gains from Related Company	10	17	6,460	10,702	(39.6%)
Equity Losses from Related Company	(0)	(0)	(13)	(173)	92.5%
Net Income from Related Companies	10	17	6,447	10,529	(38.8%)
Other Non Operating Income	10	22	6,106	13,678	(55.4%)
Other Non Operating Expenses	(30)	(32)	(18,195)	(19,586)	7.1%
Net other Non Operating Income (Expenses)	(20)	(10)	(12,089)	(5,908)	(104.6%)
Price Level Restatement	(1)	3	(340)	1,726	(119.7%)
Foreign Exchange Effect	(0)	(1)	(142)	(354)	-
Net of Monetary Exposure	(1)	2	(482)	1,372	(135.1%)
Positive Goodwill Amortization	(1)	(1)	(398)	(465)	14.3%
Non Operating Income	(87)	(69)	(53,801)	(42,455)	(26.7%)
Net Income b, Taxes, Min Int and Neg Goodwill Amort.	58	89	35,928	54,648	(34.3%)
Extraordinary Items	-	-	-	-	-
Income Tax	(44)	(34)	(26,964)	(21,182)	(27.3%)
Minority Interest	(8)	(23)	(5,232)	(14,048)	62.8%
Negative Goodwill Amortization	7	7	4,302	4,564	(5.8%)
NET INCOME	13	39	8,033	23,983	(66.5%)

Net Income

Endesa Chile recorded a Net Income of US$ 13 million on the first quarter 2004, US$ 26 million lower than the previous year. This is mainly explained by:

Operating Income

Operating Income amounted to US$ 146 million, a decrease of US$ 12 million. This amount is mainly due to lower operating income on Chilean and Brazilian operations, compensated by the good performance of Subsidiaries on Colombia Argentina and Peru. During the first quarter of this year, sales amounted US$ 20.8 million, representing an increase by 8.1% from last year.

In Chile, the operating income amounted to US$ 54 million, a reduction by 28% with respect to the year 2003. This is principally explained by the deconsolidation of Infraestructura 2000 and Central Canutillar. Operating revenues decreased by 6.7% mainly due to the 11,6% decrease product of the tariff indexation starting on February 2004. On the other hand operating expenses increased by 23.9% due to higher energy purchase costs and higher thermoelectric generation.

In Colombia, operating income amounted to US$ 47.8 million, representing an increase of 33.5%. This was due to an increase of physical sales by 7.4% related to good hydrological conditions for Emgesa.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 30
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Generation Business

In Argentina, operating income amounted to US$ 15 million, an increase of 18.4%. This improvement in results is due to the good performance of Costanera, whose operating results increased by US$ 2.8 related to higher sales of energy on the spot market.

In Peru, the operating income amounted to US$ 29 million, an increase by 4.5%. This is the result of an increase of energy sales and the higher prices of energy.

In Brazil, operating income of Cachoeira Dourada recorded an operating loss of US$ 0.4 million, compared to the profit of US$ 6.2 million recorded last year. In spite of energy sales increase during this quarter, sales billing decreased a 32.9% due to the partial billing to CELG regarding a partial judicial resolution.

Non Operating Income

The Company’s Non-Operating Income for the first quarter 2004 decreased 26.7% amounting to a loss of US$ 87.2 million. This is mainly due to:

  US$ 10 million of lower net other non operating income due to the application Technical Bulletin N°64 of Chilean Accounting Principles
  US$ 6.6 million of lower net income from related companies, mainly related to the related company CIEN.
  US$ 3.4 million of lower net monetary exposure due to lower inflation applicable to Chilean assets

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Generation Business

Table 17

Country	Market	GWh Sold		Var 04-03	Chg %	Market Share

		1Q 04	1Q 03			1Q 04	1Q 03
Chile	SIC & SING	4,314	4,574	(260)	(5.7%)	40.0%	43.0%
	SIC	4,094	4,339	(245)	(5.6%)	49.0%	55.0%
	SING	220	235	(15)	(6.3%)	8.0%	9.0%
Argentina	SIN	2,756	2,036	720	35.4%	13.0%	11.0%
Chocón		604	1,153	(549)	(47.6%)
Costanera		2,152	883	1,269	143,7%
Perú	SICN	1,197	1,312	(116)	(8.8%)	26.0%	26.0%
Edegel		1,197	1,312	(116)	(8.8%)
Colombia	SIN	3,672	3,201	471	14.7%	23.0%	19.0%
Betania		330	326	4	1.3%
Emgesa		3,341	2,875	466	16.2%
Brazil	SICN	903	758	145	19.2%	1.0%	1.0%
Cachoeira		903	758	145	19.2%
Total		12,842	11,881	961	8.1%

Company	GWh Produced		Var 04-03	Chg %

	1Q 04	1Q 03
Chilean Companies	3,954	4,309	(355)	(8.2%)
Chocón	572	1,066	(494)	(46.3%)
Costanera	2,205	812	1,393	171.6%
Edegel	1,217	1,339	(122)	(9.1%)
Betania	268	277	(9)	(3.2%)
Emgesa	2,566	2,241	325	14.5%
Cachoeira	708	402	306	76.1%
TOTAL	11,490	10,446	1,044	10.0%

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Generation Business

Distribution Business

Highlights

Distribution Business	1Q 04	1Q 03	Var 03-04	Chg %
Customers (Th)	10,552	10,149	403	4.0%
GWh Sold	12,948	12,333	615	5.0%
Clients/Employe	1,466	1,412	54	3.8%
Energy Losses GWh (TTM)	6,943	6,604	339	5.1%
Energy Losses % (TTM)	12.1%	12.2%	(0.1%)	-

Chile

The Short Law was approved by the Congress, and on duty since March 13, 2004. The main aspects related to the distribution business are:

Definition of the criteria to calculate retail wheeling charges on secondary transmission and distribution networks. These charges cannot discriminate against current tariff structure, then we foresee a neutral effect on distribution companies. Additionally, the limit to qualify as a deregulated client was reduced from 2,000 kW to 500 kW of installed capacity and will be applied since 2006. If customers would like to change its classification to be deregulated, they must notify the companies with 12 months of advance and have mandatory minimum time of permanence as regulated or unregulated for at least four years. Regulators have started to work in the detailed regulation for the law.

Additionally, we remind that distribution companies are in the middle of their tariff resetting process, which should be in place on November this year. On December 2003 the new VNR was established, and this year, the latest progress was Chilectra’s information to the CNE of its operating costs. On the following Diagram the whole tariff resetting process is shown.

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Generation Business

Brazil

On March 2004, Brazilian Government published the new laws for the New Electric Model (10.847 and 10.848) that modified the current electric framework and creates of the Energetic Studies Company (EPE).

The main issues related to the distribution business are:
  Full pass through for the energy purchase costs, with the exception of adjustments purchases
  Companies must contract 100% of demand 5 years in advance, through a central auction process.
  Elimination of the 12 month period for the regulated clients that can become free clients.
  For the universalization plan it is proposed to ANEEL the consideration of the return on investments and the technical, economical and financial capabilities of the distribution company.
  Regarding the delay in payment, if the delay occurs more than once a year, the distribution company may ask for a guarantee deposit and the settlement of the debt on the property and not on the person.
  Tariff setting methodology is not affected by the Novo Modelo.

Regarding the exchange rate, the Brazilian Reais has been on a stable trend with a depreciation of 0.4% during the first quarter of the year.

Colombia

Codensa placed on the local market bonds for Co$ 500,000 million, approximately US$ 185 million. The funds are applied to the conversion of short term debt in long term (90%) and for working capital (10%).

On terms of currency stability, Colombian peso has been the most unstable currency with an accumulated appreciation of 3.7% on the first quarter 2004 and of 9.5% from last year.

Argentina

Energy demand has continued a positive trend, showing this term an increase of 9% when compared to the previous year.

This quarter has started the rationing of energy to some industrial clients due to the low hydrology and the scarcity of gas. Additionally a restriction on the exports of gas to Chile has been established. Which does not affect in a significant way our generation capacity in Chile, since it is 72% hydroelectric.

Peru

On March 2004, the distribution tariffs were updated with an increase to the final client of a 0.8% related mainly to the consumer price index variation and the prices of copper and aluminum. On the same way tariffs of maintenance and reposition were increased a 1%.

Peruvian economy continues to be one of the most growing and stable economies in the region, with an exchange rate variation of 0.3% both for the first quarter and if compared to the previous year, a slight appreciation of the Peruvian Nuevo Sol.

On the following pages an analysis of Enersis’ distribution subsidiaries is shown. Figures of foreign subsidiaries are accounted for under Chilean Technical Bulletin 64, therefore they could differ from those registered in their respective local GAAP.

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Generation Business

Chilectra

Table 18

	Million US$		Million Ch$

	1Q 04	1Q 03	1Q 04	1Q 03	Chg %
Revenues from Sales	160	154	98,664	94,813	4.1%
Other Operating Revenues	6	5	3,939	3,019	30.5%
Operating Revenues	166	159	102,603	97,832	4.9%
Energy Purchases	(103)	(98)	(63,533)	(60,714)	(4.6%)
Other Operating Cost	(16)	(15)	(9,886)	(9,244)	(6.9%)
Operating Expenses	(119)	(113)	(73,419)	(69,958)	(4.9%)
Selling and Administrative Expenses	(14)	(12)	(8,422)	(7,163)	(17.6%)
Operating Income	34	34	20,762	20,711	0.2%
Interest Income	1	1	546	365	49.5%
Interest Expenses	(15)	(16)	(8,986)	(10,076)	10.8%
Net Financial Income (Expenses)	(14)	(16)	(8,439)	(9,711)	13.1%
Equity Gains from Related Company	3	1	1,591	899	77.1%
Equity Losses from Related Company	(5)	(23)	(3,288)	(14,019)	76.5%
Net Income from Related Companies	(3)	(21)	(1,697)	(13,121)	87.1%
Other Non Operating Income	12	10	7,357	5,929	24.1%
Other Non Operating Expenses	(4)	(5)	(2,193)	(2,996)	26.8%
Conversion Effect (BT 64)	-	-	-	-	-
Net other Non Operating Income (Expenses)	8	5	5,164	2,933	76.1%
Price Level Restatement	(4)	1	(2,469)	477	-
Foreign Exchange Effect	-	-	-	-	-
Net of Monetary Exposure	(4)	1	(2,469)	477	-
Positive Goodwill Amortization	(0)	(0)	(86)	(93)	7.9%
Non Operating Income	(12)	(32)	(7,527)	(19,515)	61.4%
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	21	2	13,235	1,195	-
Extraordinary Items	-	-	-	-	-
Income Tax	(6)	(6)	(3,445)	(3,574)	3.6%
Minority Interest	2	2	940	1,378	(31.8%)
Negative Goodwill Amortization	0	-	20	-	-
NET INCOME	17	(2)	10,750	(1,001)	1174.5%

Net Income

Chilectra registered a Net Income of US$ 17 million for the first quarter of 2004, US$ 19 million higher than the previous year. This result is mainly due to:

Operating Income

Operating Income of US$ 34 million equivalent to that of the previous year, due to higher energy sales of US$ 6 million, compensated by higher energy cost of US$ 4 million, and higher SG&A expenses of US$ 2 million.

Non Operating Income

Lower Non-Operating Loss of US$ 19 million, mainly due to lower net loss from related companies of US$ 18 million, lower net financial expenses of US$ 2 million and higher Other Non Operating Income of US$ 3 million related to higher income due to conversion effect due to the Technical Bulletin N°64 of Chilean Accounting Principles. These are partially compensated by a negative foreign exchange effect of US$ 5 million.

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Generation Business

Other

Regarding negative goodwill amortization and minority interest the amounts achieved for this term are similar to the numbers of the previous year.

Additional Information

Table 19

Chilectra	1Q 04	1Q 03	Chg %
Customers (Th)	1,347	1,312	2.7%
GWh Sold	2,721	2,517	8.1%
Clients/Employe	1,990	1,823	9.2%
Energy Losses GWh (TTM)	621	607	(2.3%)
Energy Losses % (TTM)	5.5%	5.7%	0.2%

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Generation Business

Cerj

Table 20

	Million US$		Million Ch$

	1Q 04	1Q 03	1Q 04	1Q 03	Chg %
Revenues from Sales	162	135	99,575	83,118	19.8%
Other Operating Revenues	7	7	4,144	4,296	(3.5%)
Operating Revenues	168	142	103,719	87,414	18.7%
Energy Purchases	(89)	(78)	(54,834)	(48,194)	(13.8%)
Other Operating Cost	(50)	(44)	(30,636)	(27,343)	(12.0%)
Operating Expenses	(139)	(123)	(85,471)	(75,538)	(13.1%)
Selling and Administrative Expenses	(7)	(4)	(4,462)	(2,190)	(103.7%)
Operating Income	22	16	13,786	9,686	42.3%
Interest Income	5	6	3,283	3,764	(12.8%)
Interest Expenses	(15)	(19)	(9,108)	(11,558)	21.2%
Net Financial Income (Expenses)	(9)	(13)	(5,824)	(7,795)	25.3%
Equity Gains from Related Company	-	-	-	-	-
Equity Losses from Related Company	(1)	(4)	(349)	(2,593)	-
Net Income from Related Companies	(1)	(4)	(349)	(2,593)	86.5%
Other Non Operating Income	1	1	454	732	(37.9%)
Other Non Operating Expenses	(19)	(18)	(11,930)	(10,982)	(8.6%)
Conversion Effect (BT 64)	(1)	(21)	(334)	(12,907)	97.4%
Net other Non Operating Income (Expenses)	(19)	(38)	(11,810)	(23,157)	49.0%
Price Level Restatement	-	-	-	-	-
Foreign Exchange Effect	-	-	-	-	-
Net of Monetary Exposure	-	-	-	-	-
Positive Goodwill Amortization	-	-	-	-	-
Non Operating Income	(29)	(54)	(17,983)	(33,544)	46.4%
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(7)	(39)	(4,197)	(23,858)	82.4%
Extraordinary Items	-	-	-	-	-
Income Tax	(1)	1	(472)	350	(234.9%)
Minority Interest	-	-	-	-	-
Negative Goodwill Amortization	-	-	-	-	-
NET INCOME	(8)	(38)	(4,669)	(23,508)	80.1%

Net Income

Cerj registered a Net Loss of US$ 8 million for the first quarter of 2004, US$ 31 million lower than the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of US$ 7 million related to higher operating revenues of US$ 26 million and lower depreciation and amortization expenses of US$ 2 million, partially compensated by higher energy purchases of US$ 11 million, higher operating and maintenance cost and third party services of US$ 6 million, higher SG&A expenses of US$ 4 million.

Non Operating Income

Lower Non Operating Loss of US$ 25 million, mainly explained by the lower negative conversion effect as a result of last years Brazilian Reais appreciation and Technical Bulletin N°64 of Chilean Accounting Principles of US$ 20 million. Also, lower net financial expenses of US$ 3 million and low net loss from related companies of US$ 4 million, compensated partially by higher net other non operating income by US$ 2 million due to lower legal contingency and litigation provisions.

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Distribution Business

Additional Information

Table 21

Cerj	1Q 04	1Q 03	Chg%
Customers (Th)	2,033	1,769	14.9%
GWh Sold	1,951	2,026	(3.7%)
Clients/Employe	1,359	1,235	10.1%
Energy Losses GWh (TTM)	2,241	2,122	(5.6%)
Energy Losses % (TTM)	23.6%	22.5%	(1.1%)

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Distribution Business

Coelce

Table 22

	Million US$		Million Ch$

	1Q 04	1Q 03	1Q 04	1Q 03	Chg %
Revenues from Sales	114	80	70,207	49,346	42.3%
Other Operating Revenues	2	2	1,053	1,038	1.4%
Operating Revenues	116	82	71,260	50,384	41.4%
Energy Purchases	(67)	(33)	(41,469)	(20,403)	(103.2%)
Other Operating Cost	(29)	(30)	(18,094)	(18,371)	1.5%
Operating Expenses	(97)	(63)	(59,563)	(38,774)	(53.6%)
Selling and Administrative Expenses	(14)	(16)	(8,517)	(9,967)	14.6%
Operating Income	5	3	3,181	1,643	93.7%
Interest Income	8	10	5,186	6,264	(17.2%)
Interest Expenses	(12)	(16)	(7,363)	(9,857)	25.3%
Net Financial Income (Expenses)	(4)	(6)	(2,177)	(3,594)	39.4%
Equity Gains from Related Company	-	-	-	-	-
Equity Losses from Related Company	-	-	-	-	-
Net Income from Related Companies	-	-	-	-	-
Other Non Operating Income	0	0	59	110	(45.9%)
Other Non Operating Expenses	(1)	(4)	(547)	(2,453)	77.7%
Conversion Effect (BT 64)	(6)	(12)	(3,835)	(7,326)	47.6%
Net other Non Operating Income (Expenses)	(7)	(16)	(4,323)	(9,670)	55.3%
Price Level Restatement	-	-	-	-	-
Foreign Exchange Effect	-	-	-	-	-
Net of Monetary Exposure	-	-	-	-	-
Positive Goodwill Amortization	-	-	-	-	-
Non Operating Income	(11)	(22)	(6,501)	(13,263)	51.0%
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(5)	(19)	(3,320)	(11,621)	71.4%
Extraordinary Items	-	-	-	-	-
Income Tax	(2)	(1)	(1,326)	(599)	(121.3%)
Minority Interest	-	-	-	-	-
Negative Goodwill Amortization	-	-	-	-	-
NET INCOME	(8)	(20)	(4,646)	(12,220)	62.0%

Net Income

Coelce registered a Net Loss of US$ 8 million for the first quarter of 2004, US$ 12 million lower than the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of US$ 2 million, mainly due to higher operating revenues of US$ 34 million, lower other distribution costs by US$ 5 million, lower SG&A for US$ 2 million and lower depreciation and amortization expenses of US$ 2 million, compensated by higher energy purchases of US$ 34 million and higher operating and maintenance cost and third party services of US$ 7 million.

Non Operating Income

Lower Non-Operating Loss of US$ 11 million, mainly explained by a lower negative conversion effect as a result of the Brazilian Reais appreciation and Technical Bulletin N°64 of Chilean Accounting Principles of US$ 6 million, lower net financial expenses for US$ 2 million and lower other non operating expenses by US$ 3 million.

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Distribution Business

Additional Information

Table 23

Coelce	1Q 04	1Q 03	Chg%
Customers (Th)	2,170	2,175	(0.3%)
GWh Sold	1,439	1,388	3.7%
Clients/Employe	1,588	1,567	1.3%
Energy Losses GWh (TTM)	935	850	(10.0%)
Energy Losses % (TTM)	13.6%	13.0%	(0.6%)

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Distribution Business

Codensa

Table 24

	Million US$		Million Ch$

	1Q 04	1Q 03	1Q 04	1Q 03	Chg %
Revenues from Sales	119	110	73,150	67,754	8.0%
Other Operating Revenues	37	16	22,639	10,165	122.7%
Operating Revenues	155	126	95,788	77,920	22.9%
Energy Purchases	(72)	(67)	(44,593)	(41,152)	(8.4%)
Other Operating Cost	(43)	(47)	(26,355)	(28,790)	8.5%
Operating Expenses	(115)	(113)	(70,947)	(69,942)	(1.4%)
Selling and Administrative Expenses	(3)	(3)	(2,038)	(1,696)	(20.1%)
Operating Income	37	10	22,803	6,281	263.0%
Interest Income	7	3	4,216	1,974	113.6%
Interest Expenses	(5)	(2)	(2,801)	(930)	(201.1%)
Net Financial Income (Expenses)	2	2	1,415	1,043	35.6%
Equity Gains from Related Company	-	-	-	-	-
Equity Losses from Related Company	-	-	-	-	-
Net Income from Related Companies	-	-	-	-	-
Other Non Operating Income	0	0	292	250	17.0%
Other Non Operating Expenses	(5)	(0)	(2,901)	(211)	-
Conversion Effect (BT 64)	0	(1)	11	(560)	102.0%
Net other Non Operating Income (Expenses)	(4)	(1)	(2,598)	(521)	(398.8%)
Price Level Restatement	-	-	-	-	-
Foreign Exchange Effect	-	-	-	-	-
Net of Monetary Exposure	-	-	-	-	-
Positive Goodwill Amortization	-	-	-	-	-
Non Operating Income	(2)	1	(1,183)	523	-
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	35	11	21,621	6,804	217.8%
Extraordinary Items	-	-	-	-	-
Income Tax	(15)	(8)	(9,495)	(4,720)	(101.2%)
Minority Interest	-	-	-	-	-
Negative Goodwill Amortization	-	-	-	-	-
NET INCOME	20	3	12,126	2,084	481.9%

Net Income

Codensa registered a Net Income of US$ 20 million for the first quarter of 2004, US$ 17 million higher than the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of US$ 27 million, primarily explained by higher other operating revenues of
US$ 20 million and higher energy sales by US$ 9 million, lower depreciation and amortization expenses of US$ 5 million, partially compensated by higher energy purchases by US$ 6 million and higher SG&A expenses of US$ 1 million.

Non Operating Income

Lower Non-Operating Income of US$ 3 million, primarily explained by higher other non operating loss by US$ 4 million, partially compensated by lower negative conversion effect registered as a result of the Colombian Peso appreciation and Technical Bulletin N°64 of Chilean Accounting Principles of US$ 1 million.

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Distribution Business

Additional Information

Table 25

Codensa	1Q 04	1Q 03	Chg
Customers (Th)	1,983	1,923	3.2%
GWh Sold	2,357	2,239	5.3%
Clients/Employe	2,314	2,295	0.9%
Energy Losses GWh (TTM)	1,062	1,035	(2.6%)
Energy Losses % (TTM)	10.2%	10.2%	0.0%

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Distribution Business

Edelnor

Table 26

	Million US$		Million Ch$

	1Q 04	1Q 03	1Q 04	1Q 03	Chg %
Revenues from Sales	74	87	45,341	53,413	(15.1%)
Other Operating Revenues	2	3	1,426	1,701	(16.2%)
Operating Revenues	76	89	46,767	55,115	(15.1%)
Energy Purchases	(47)	(55)	(28,984)	(33,902)	14.5%
Other Operating Cost	(9)	(11)	(5,826)	(7,003)	16.8%
Operating Expenses	(56)	(66)	(34,810)	(40,905)	14.9%
Selling and Administrative Expenses	(7)	(8)	(4,086)	(4,995)	18.2%
Operating Income	13	15	7,872	9,214	(14.6%)
Interest Income	1	1	445	652	(31.7%)
Interest Expenses	(3)	(3)	(2,134)	(1,744)	(22.4%)
Net Financial Income (Expenses)	(3)	(2)	(1,688)	(1,091)	(54.7%)
Equity Gains from Related Company	-	-	-	-	-
Equity Losses from Related Company	-	-	-	-	-
Net Income from Related Companies	-	-	-	-	-
Other Non Operating Income	1	2	773	1,178	(34.4%)
Other Non Operating Expenses	(0)	(1)	(160)	(865)	81.5%
Conversion Effect (BT 64)	0	(2)	37	(1,505)	102.5%
Net other Non Operating Income (Expenses)	1	(2)	650	(1,192)	154.5%
Price Level Restatement	-	-	-	-	-
Foreign Exchange Effect	-	-	-	-	-
Net of Monetary Exposure	-	-	-	-	-
Positive Goodwill Amortization	-	-	-	-	-
Non Operating Income	(2)	(4)	(1,039)	(2,284)	54.5%
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	11	11	6,833	6,931	(1.4%)
Extraordinary Items	-	-	-	-	-
Income Tax	(9)	(6)	(5,788)	(3,544)	(63.3%)
Minority Interest	-	-	-	-	-
Negative Goodwill Amortization	-	-	-	-	-
NET INCOME	2	5	1,046	3,387	(69.1%)

Net Income

Edelnor registered a Net Income of US$ 2 million for the first quarter of 2004, US$ 3 million lower than the previous year. This result is mainly due to:

Operating Income

Lower Operating Income of US$ 2 million, related to lower operating revenues of US$ 14 million, compensated by lower energy purchases of US$ 8 million, lower depreciation and amortization expenses of US$ 1 million and lower operating and maintenance cost and third party services of US$ 1 million . Additionally, registered lower SG&A expenses of US$ 2 million.

Non Operating Income

Higher Non Operating Income of US$ 2 million, related to lower negative conversion effect as result of the Peruvian Peso appreciation and Technical Bulletin N°64 of Chilean Accounting Principles of US$ 3 million compensated by higher financial expenses by US$ 1 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 43
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Distribution Business

Additional Information

Table 27

Edelnor	1Q 04	1Q 03	Chg
Customers (Th)	897	874	2.6%
GWh Sold	1,041	999	4.2%
Clients/Employe	1,634	1,544	5.8%
Energy Losses GWh (TTM)	371	355	(4.5%)
Energy Losses % (TTM)	8.5%	8.3%	(0.2%)

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Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Distribution Business

Edesur

Table 28

	Million US$		Million Ch$

	1Q 04	1Q 03	1Q 04	1Q 03	Chg %
Revenues from Sales	85	77	52,429	47,562	10.2%
Other Operating Revenues	6	6	3,608	3,891	(7.3%)
Operating Revenues	91	83	56,037	51,454	8.9%
Energy Purchases	(45)	(36)	(27,826)	(22,090)	(26.0%)
Other Operating Cost	(34)	(42)	(20,820)	(25,640)	18.8%
Operating Expenses	(79)	(77)	(48,645)	(47,730)	(1.9%)
Selling and Administrative Expenses	(11)	(13)	(7,001)	(7,831)	10.6%
Operating Income	1	(7)	390	(4,107)	109.5%
Interest Income	1	4	750	2,198	(65.9%)
Interest Expenses	(7)	(6)	(4,525)	(3,627)	(24.8%)
Net Financial Income (Expenses)	(6)	(2)	(3,775)	(1,429)	(164.2%)
Equity Gains from Related Company	-	-	-	-	-
Equity Losses from Related Company	-	-	-	-	-
Net Income from Related Companies	-	-	-	-	-
Other Non Operating Income	13	0	8,017	96	-
Other Non Operating Expenses	(5)	(2)	(2,868)	(1,444)	(98.6%)
Conversion Effect (BT 64)	2	(1)	1,459	(524)	-
Net other Non Operating Income (Expenses)	11	(3)	6,607	(1,872)	-
Price Level Restatement	-	-	-	-	-
Foreign Exchange Effect	-	-	-	-	-
Net of Monetary Exposure	-	-	-	-	-
Positive Goodwill Amortization	-	-	-	-	-
Non Operating Income	5	(5)	2,832	(3,301)	185.8%
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	5	(12)	3,223	(7,408)	-
Extraordinary Items	-	-	-	-	-
Income Tax	(9)	(13)	(5,805)	(7,850)	26.0%
Minority Interest	-	-	-	-	-
Negative Goodwill Amortization	-	-	-	-	-
NET INCOME	(4)	(25)	(2,582)	(15,258)	83.1%

Net Income

Edesur registered a Net Loss of US$ 4 million for the first quarter of 2004, US$ 21 million lower than the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of US$ 7 million, mainly due to higher operating revenues by US$ 7 million, lower depreciation and amortization expenses of US$ 4 million, lower operating and maintenance cost and third party services of US$ 4 million and lower SG&A expenses of US$ 1 million. Partially compensated by higher energy purchases by US$ 9 million.

Non Operating Income

Higher Non-Operating Income of US$ 10 million, mainly explained by higher other non operating income by US$ 11 million and higher positive conversion effect of US$ 3 million as a result of the Argentinean Peso depreciation and Technical Bulletin N° 64 of Chilean Accounting Principles. Compensated by US$ 4 million lower net financial expenses.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 45
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 – Distribution Business

Additional Information

Table 29

Edesur	1Q 04	1Q 03	Chg %
Customers (Th)	2,121	2,095	1.2%
GWh Sold	3,439	3,164	8.7%
Clients/Employe	941	934	0.8%
Energy Losses GWh (TTM)	1,713	1,635	(4.8%)
Energy Losses % (TTM)	11.7%	11.8%	0.1%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 46
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004– Parent Company Income Statement

Parent Company Income Statement

Under Chilean GAAP, thousand US$

Table 30

Th. US$	1Q 04	1Q 03	Var 04-03	Chg %
Operating Revenues	1,754	1,763	(8)	(0.5%)
Operating Expenses	(451)	(459)	8	1.7%

Operating Margin	1,303	1,304	(0)	(0.0%)

Selling and Administrative Expenses	(5,656)	(5,642)	(14)	(0.3%)
Operating Income	(4,353)	(4,339)	(15)	(0.3%)
Interest Income	15,633	17,105	(1,472)	(8.6%)
Interest Expense	(34,658)	(51,257)	16,599	32.4%
Net Financial Income (Expenses)	(19,025)	(34,152)	15,126	44.3%
Equity Gains from Related Companies	49,218	45,200	4,017	8.9%
Equity Losses from Related Companies	(2,767)	(26,459)	23,692	89.5%
Net Income from Related Companies	46,451	18,741	27,710	147.9%
Other Non Operating Income	3,491	3,600	(110)	(3.0%)
Other Non Operating Expenses	(1,883)	(5,610)	3,728	66.4%
Net other Non Operating Income (Expense)	1,608	(2,010)	3,618	180.0%
Price Level Restatement	957	4,169	(3,211)	(77.0%)
Foreign Exchange Effect	6,871	(9,140)	16,011	175.2%
Net of Monetary Exposure	7,828	(4,971)	12,800	-
Positive Goodwill Amortization	(20,126)	(20,377)	251	1.2%
Non Operating Income	16,736	(42,769)	59,505	139.1%
Net Inc b. Taxes, Min Int and Neg Goodwill Amort	12,383	(47,108)	59,490	126.3%

Income Tax	3,204	4,515	(1,311)	(29.0%)
Negative Goodwill Amortization	17	19	(2)	(10.6%)
NET INCOME	15,604	(42,573)	58,177	136.7%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 47
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Generation Business

Under Chilean GAAP, Million Ch$

Table 30.1

Million Ch$	1Q 04	1Q 03	Var 04-03	Chg %
Operating Revenues	1,081	1,086	(5)	(0.5%)
Operating Expenses	(278)	(283)	5	1.7%

Operating Margin	803	804	(0)	(0.0%)

Selling and Administrative Expenses	(3,487)	(3,478)	(9)	(0.3%)
Operating Income	(2,683)	(2,674)	(9)	(0.3%)
Interest Income	9,636	10,544	(908)	(8.6%)
Interest Expense	(21,364)	(31,595)	10,232	32.4%
Net Financial Income (Expenses)	(11,727)	(21,051)	9,324	44.3%
Equity Gains from Related Companies	30,338	27,862	2,476	8.9%
Equity Losses from Related Companies	(1,706)	(16,310)	14,604	89.5%
Net Income from Related Companies	28,633	11,552	17,081	147.9%
Other Non Operating Income	2,152	2,219	(68)	(3.0%)
Other Non Operating Expenses	(1,160)	(3,458)	2,298	66.4%
Net other Non Operating Income (Expense)	991	(1,239)	2,230	180.0%
Price Level Restatement	590	2,570	(1,980)	(77.0%)
Foreign Exchange Effect	4,235	(5,634)	9,869	175.2%
Net of Monetary Exposure	4,825	(3,064)	7,890	-
Positive Goodwill Amortization	(12,406)	(12,561)	155	1.2%
Non Operating Income	10,316	(26,363)	36,679	139.1%
Net Inc b. Taxes, Min Int and Neg Goodwill Amort	7,633	(29,038)	36,670	126.3%

Income Tax	1,975	2,783	(808)	(29.0%)
Negative Goodwill Amortization	11	12	(1)	(10.6%)
NET INCOME	9,618	(26,243)	35,861	136.7%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 48
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Generation Business

Partially Consolidated Income Statement

Parent Company Consolidated with Enersis Internacional First Quarter 2004 Earnings Report

Under Chilean GAAP, Thousand US$

Table 31

(in thousand US$ of 1Q04)	1Q04	1Q 03	Var %
Gross Operating Margin	1,303	1,304	(0.0%)
S&A Expenses	(5,656)	(5,642)	(0.3%)
Operating Income	(4,353)	(4,339)	(0.3%)
Endesa	7,817	23,337	(66.5%)
Chilectra	19,837	19,265	3.0%
Rio Maipo	-	4,523	(100.0%)
Edesur	(2,714)	(16,019)	83.1%
Edelnor	979	2,578	(62.0%)
Cerj	(6,087)	(27,417)	77.8%
Coelce	(402)	(2,980)	86.5%
Codensa	4,696	(1,654)	383.9%
CAM LTDA	863	1,819	(52.5%)
Inm Manso de Velasco	2,506	221	1034.9%
Synapsis	1,687	1,693	(0.4%)
CGTF	3,967	-	NA
Others	0	(26)	101.4%
Net Income from Related Companies	33,151	5,341	520.7%
Interest Income	21,539	24,503	(12.1%)
Interest Expense	(34,658)	(51,264)	32.4%
Net Financial Income (Expenses)	(13,120)	(26,761)	51.0%
Other Non Operating Income	3,495	3,606	(3.1%)
Other Non Operating Expenses	(2,964)	(5,611)	47.2%
Net other Non Operating Income (Expenses)	531	(2,005)	126.5%
Price Level Restatement	975	3,542	(72.5%)
Foreign Exchange Effect	15,196	(2,509)	705.7%
Net Monetary Exposure	16,171	1,033	1465.0%
Positive Goodwill Amortization	(20,126)	(20,377)	1.2%
Non Operating Income	16,608	(42,769)	138.8%
Net Income before (1), (2) & (3)	12,255	(47,108)	126.0%
Income Tax (1)	3,204	4,515	(29.0%)
Negative Goodwill Amortization (2)	146	19	656.3%
Minority Interest (3)	-	-	NA
NET INCOME	15,604	(42,574)	136.7%
EPS (Ch$)	0.29	(3.17)
EPADS (US$)	0.00	(0.00)
Common Shares Outstanding (Th)	32,651,166	8,291,020

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 49
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Generation Business

Under Chilean GAAP, Million Ch$

Table 31.1

(in million Ch$ of 1Q04)	1Q 04	1Q 03	Var %
Gross Operating Margin	803	804	(0.0%)
S&A Expenses	(3,487)	(3,478)	(0.3%)
Operating Income	(2,683)	(2,674)	(0.3%)
Endesa	4,818	14,385	(66.5%)
Chilectra	12,228	11,875	3.0%
Rio Maipo	-	2,788	(100.0%)
Edesur	(1,673)	(9,874)	83.1%
Edelnor	604	1,589	(62.0%)
Cerj	(3,752)	(16,900)	77.8%
Coelce	(248)	(1,837)	86.5%
Coden sa	2,895	(1,020)	383.9%
CAM L TDA	532	1,122	(52.5%)
Inm Manso de Velasco	1,545	136	1034.9%
Synapsis	1,040	1,044	(0.4%)
CGTF	2,445	-	NA
Other	0	(16)	101.4%
Net Income from Related Companies	20,435	3,292	520.7%
Interest Income	13,277	15,104	(12.1%)
Interest Expense	(21,364)	(31,600)	32.4%
Net Financial Income (Expenses)	(8,087)	(16,496)	51.0%
Other Non Operating Income	2,154	2,223	(3.1%)
Other Non Operating Expenses	(1,827)	(3,459)	47.2%
Net other Non Operating Income (Expenses)	327	(1,236)	126.5%
Price Level Restatement	601	2,183	(72.5%)
Foreign Exchange Effect	9,367	(1,546)	705.7%
Net Monetary Exposure	9,968	637	1465.0%
Positive Goodwill Amortization	(12,406)	(12,561)	1.2%
Non Operating Income	10,237	(26,363)	138.8%
Net Income before (1), (2) & (3)	7,554	(29,038)	126.0%
Income Tax (1)	1,975	2,783	(29.0%)
Negative Goodwill Amortization (2)	90	12	656.3%
Minority Interest (3)	-	-	NA
NET INCOME	9,618	(26,243)	136.7%
EPS (Ch$)	0.29	(3.17)
EPADS (US$)	0.00	(0.00)
Common Shares Outstanding (Th)	32,651,166	8,291,020

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 50
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Generation Business

Ownership of the Company as of March 31, 2004

Conference Call Invitation

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Thursday, April 29, 2004, at 1:00 PM (New York time). To participate, please dial +1 (617) 786-4501 or +1 (800) 901-5247 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 71490794.

The phone replay will be available since April 29, until May 6, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 33539484.

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations (please note that this is a listen only mode).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 51
Phone: 56 (2) 353 4682

PRESS RELEASE

First Quarter 2004 - Generation Business

Contact Information

For further information, please contact Enersis:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Pablo Lanyi-Grunfeldt	Matías Rodríguez	Francisco Luco	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Engineer	Engineer	Engineer	Engineer
pll@e.enersis.cl	mra8@e.enersis.cl	fjlv@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4552	56 (2) 353 4492	56 (2) 353 4555	56 (2) 353-4447

Mariluz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353-4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 52
Phone: 56 (2) 353 4682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: April 29, 2004	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer